Exhibit 4.6

AGREEMENT FOR MANAGEMENT SERVICES

This agreement (the “Agreement”) is entered into this day of , 2020, by and between PulseNMore Ltd. an Israeli limited liability company, registration number 515139129, having its registered address at 8 Omarim St, Omer, Israel (the “Company”), and Y.Adereth Strategic & Marketing Consulting Ltd an Israeli limited liability company, having its registered address                      a (the “Consultant”).

WHEREAS	The Company wishes the Consultant to provide the Company with certain services as set out herein solely and personally, through Mr. Jonathan Adereth, Israeli ID No. (the “Chairman”) starting as of Effective Date (as defined below); and

WHEREAS	the Consultant wishes to provide the Services (as defined below) solely through the Chairman starting as of the Effective Date (as defined below); and

WHEREAS	The Consultant warrants that it and the Chairman have the ability, experience, expertise and resources to provide the Services (as defined below) and to perform all their obligations hereunder; and

WHEREAS	the parties wish to regulate their relationship in accordance with the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and understandings herein set forth, the parties hereby agree as follows:

1.	Recitals, Headings and Interpretation

1.1	The recitals and Annexes form part of this Agreement.

1.2	Headings are for reference purposes only and shall not in any way affect interpretation of this Agreement.

2.	Services.

2.1	the Consultant, through the Chairman, shall provide to the Company management services, including serving as an active chairman of the board of directors of the Company, as set out in Appendix A (the “Services”).

2.2	Consultant may not provide the Services through any person other than the Chairman, and in the event that Consultant is unable to continue and provide the Services through Chairman, then this Agreement shall terminate.

2.3	Within the provision of the Services Chairman shall diligently and conscientiously devote the time, attention, and efforts, needed to provide his services successfully, in a professional manner, for the benefit of the business and affairs of the Company.

3.	Obligations and Representations of the Consultant

3.1	All Services shall be provided by Consultant, solely and personally through the Chairman, in accordance with the strategies and policies determined by the Board of Directors of the Company, the policies, regulations and practices of the Company and upon the terms and conditions hereinafter set forth. Consultant may not assign his rights and obligations hereunder. Any attempted assignment will be void and give Company the right to promptly terminate this Agreement.

3.2	The Consultant agrees and undertakes that the Chairman possesses the experience, expertise and ability that are required for providing the Services, and the Chairman shall act effectively, and apply the best of his qualifications, experience and wide knowledge, in order to perform his duties in the best way possible.

3.3	The Consultant agrees and undertakes, throughout the term of his engagement with the Company, not to receive any payment, compensation or any other benefit from any third party directly or indirectly related to his engagement hereunder or to the Company.

3.4	The Consultant and/or the Chairman agree and undertake not to perform any act or to omit to perform any act which may breach their fiduciary duty to the Company, or which may place them in a position of conflict of interest with the objectives of the Company. In addition, the Consultant agrees and undertakes to inform the Company promptly of any matter that may place it and/ or the Chairman in a situation of potential conflict of interest.

3.5	This Agreement shall not derogate from any rights and obligations of the Consultant and/or Chairman, under the Company’s Article of Association and/or applicable law.

3.6	The Consultant agrees and undertakes that it and/or the Chairman shall not provide services to any third party which may place the Consultant and/or the Chairman in a conflict of interests with their undertakings and obligations hereunder.

3.7	The Consultant represent and warrants to the Company that there are no legal, contractual or other limitations or restrictions to which it and/or Chairman are subject to that would prevent or limit Consultant and/or Chairman in any way from providing the Services and complying with the terms of this Agreement at any time during the term of engagement hereunder.

4.	Compensation.

4.1	The compensation the Company shall pay and/or provide the Consultant for his services hereunder are detailed in Appendix A.

4.2	The Company shall arrange the Chairman an office in Raanana or Tel-Aviv.

5.	Term; Termination.

5.1	The Term of this Agreement shall commence 10 days after signing this Agreement (the “Effective Date”) and continue until terminated by either party upon thirty (30) days prior written notice.

5.2	Notwithstanding the foregoing, the Company may terminate this Agreement without any notice in the event of termination for Cause. In such an event the Consultant shall not be entitled to a notice period and/or any consideration in lieu of a notice period. “Cause” shall mean: (i) Consultant’s and/or Chairman’s violation of the Company’s instructions, regulations, articles or policies; (ii) breach by Consultant and or Chairman of their fiduciary duties to the Company, (ii) engaging in any activity that is disruptive to the business of the Company and/or its subsidiaries; (iii) failure to competently and timely perform the Services; or (iv) any breach by Consultant and/or Chairman of the undertakings hereunder.

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6.	Proprietary Information

Consultant and Chairman acknowledge that during the performance of this Agreement, they may learn or receive certain Proprietary Information. Consultant and Chairman agree that all inventions, know-how, trade secrets, information related to the activities of the Company and any affiliate (including their shareholders and partners) and other proprietary and/or non-public information pertaining to the Company, its affiliates and contractors that Consultant and/or Chairman learn, obtain or develop during the term of engagement hereunder (including, without limitation, the identity of and information relating to employees) constitute “Proprietary Information” of the Company. Consultant and Chairman will hold in confidence and neither disclose nor, except to the extent required for performing the Services, use any Proprietary Information, without the prior written consent of the Company. However, Consultant and/or Chairman shall not be obligated under this paragraph with respect to information Consultant and/or Chairman can evidence (i) is or becomes readily publicly available without restriction through no fault of Consultant and/or Chairman, or (ii) was known to the Consultant and/or Chairman prior to the Company’s disclosure to them; or (iii) are known to the Consultant and/or Chairman from a source other than the Company, other than by the breach of an obligation of confidentiality owed to the Company. Consultant and/or Chairman will promptly return to Company all items and copies containing or embodying Proprietary Information upon termination of the engagement hereunder, or at such other time, as may be instructed by the Company.

7.	Relationship of the Parties.

The Services will be provided to the Company on an independent contractor basis. Consultant and/or Chairman shall not be considered an employee of the Company, and nothing in this Agreement, in the provision of the Services by Consultant and/or Chairman shall create any employer - employee relations between the Company and Consultant and/or Chairman.

8.	Governing Law; Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, regardless of its conflict of law provisions. The courts of Tel Aviv, Israel, shall have exclusive jurisdiction over any dispute arising in connection with this Agreement, including its interpretation and/or the enforcement of its terms.

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In witness whereof, the parties hereto have executed this agreement:

PulseNMore Ltd.	Y.Adereth Strategic & Marketing Consulting Ltd

By:	By:
Title:	Title:
Date:	Date:

By signing below, I the undersigned, Mr. Jonathan Adereth, hereby confirm my guarantee to Consultant’s undertaking to the Company pursuant to this Agreement.

Mr. Jonathan Adereth

Date:

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Appendix A

The Scope of the Services and Compensation

Scope of Services:

To discharge the responsibilities of chairman of the board, as determined by Company’s board of directors from time to time, including without limitation the scheduling, coordination and oversight of the functioning of the board of directors.

Consulting on aspects relating to Company’s ongoing operations, including, without limitation, projects execution, budget control, business development, logistics, hiring personnel, R&D, fund raising.

Collaborate with the Company’s management (CEO and Company’s executives).

For the first 12-month, once every two weeks, the Chairman will attend and visit the Company (in Raanana/ Tel Aviv and Omer). Per the Chairman’s availability, the Chairman will increase his attendance and visitation to the Company to one day per week and will be suitably compensated mutatis mutandis.

Compensation:

Fee: In consideration of the Services, and subject to the fulfillment of all of Consultant’s obligations hereunder, the Company shall pay the Consultant a fee in the amount of NIS 15,000 + VAT (“Fee”). The Fee shall be paid on a monthly basis against a duly issued invoice and receipt from the Consultant. by way of wire transfer to Consultant bank account as shall be informed by Consultant in writing. Board Meetings: Subject to the Company’s board of directors’ resolution dated March 23, 2020, and unless decided otherwise by the Company, the Consultant shall be paid compensation for attendance at the meetings of the board of directors in the following amounts:

●	Prior to the closing of the investment in the Company (preferred A-4 shares) – compensation in the amount of US$ 800.

●	After the closing of the investment in the Company (preferred A-4 shares) - compensation in the amount of US$ 1,000.

Total consideration and expenses: The Consultant shall not be entitled to any other consideration or reimbursement, except as explicitly set forth in this Agreement and as may otherwise be specifically agreed in writing by Consultant and Company and approved by the Company’s board of directors and the Company’s general meeting (if necessary by the Company’s Articles of Association and/or applicable law). The Company will reimburse Consultant for reasonable travel and other business expenses incurred by Consultant on behalf of the Company and in connection with the provision of the Services as a board of directors member in accordance with the Company’s generally applicable policies, provided that all such expenses were approved in advance by the Company in writing, and all in accordance with the Company’s articles of association and applicable law.

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Travel abroad : In case of travel abroad on behalf of the Company, Consultant will be compensated based on the Company’s generally applicable policies, however without derogating from the above, flights which are longer than 3 hours will be in Business Class and hotel accommodation will be in 4 Star hotels whenever possible.

ESOP: Consultant shall be entitled to the following:

Upon signing this Agreement and subject to (i) the approval of the Company’s board of directors; (ii) the approval of the Company’s general meeting; (iii) the execution of an applicable Option Agreement; (iv) the terms of the Company’s 2019 Share Incentive Plan (the “Plan”), for the first year of the Consultant’s Services, the Company will grant 1.5% of the current ESOP Pool (as defined below, as of the Effective Date); for the second year of the Consultant’s Services, the Company will grant 1.5% of the ESOP Pool (as defined below, as of the lapse of (1) one year following the Effective Date), provided that this Agreement was not terminated by either party. All in accordance with the terms and conditions of the Plan (i.e., vesting over the course of 4 years) and, based on an option exercise price of US$1 per share. In addition, after two years, the board of directors of the Company shall decide about an additional grant of options to purchase ordinary shares of the Company.

The ESOP Pool shall mean, the Company’s share capital (on a fully diluted basis), for allocation to existing and future employees, consultants and directors of the Company.

PulseNMore Ltd.	Y.Adereth Strategic & Marketing Consulting Ltd

By:	By:
Title:	Title:
Date:	Date:

By signing below, I the undersigned, Mr. Jonathan Adereth, hereby confirm my guarantee to Consultant’s undertaking to the Company pursuant to this Agreement.

Mr. Jonathan Adereth

Date:

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